FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Brown Richard L.	2. Date of Event Requiring Statement (Month/Day/Year) 11-04-02	4. Issuer Name and Ticker or Trading Symbol NIC Inc. (EGOV)
(Last) (First) (Middle) 9715 State Road 39 North	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)			6. If Amendment, Date of Original (Month/Day/Year)
			Director	10% Owner
(Street) Rossville IN 46065		X	Officer (give title below)	Other (specify below)	7. Individual or Joint/Group Filing (Check Applicable Line)
		Executive Vice President – Technology and Solutions			X	Form filed by One Reporting Person
(City) (State) (Zip)						Form filed by More than One Reporting Person
Table I —Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)			3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	14,947			I	(1)
Common Stock	30			D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*
If the form is filed by more than one reporting person, see Instruction 5(b)(v).
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FORM 3 (continued) (Richard L. Brown	Table II —Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr. 4)	2.Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Common Stock	01/04/99	01/04/03		39,274	$1.44	D	(2)
Common Stock	08/03/99	08/03/03		2,700	$14.36	D
Common Stock	01/04/00	01/04/04		2,479	$32.875	D	(2)
Common Stock	01/04/00	01/04/04		221	$32.875	D
Common Stock	05/22/00	05/22/10		7,000	$10.375	D	(3)
Common Stock	12/18/00	12/18/05		10,000	$2.219	D	(4)
Common Stock	06/25/01	06/25/06		5,000	$2.10	D	(5)
Common Stock	07/23/02	07/23/05		15,000	$1.67	D	(6)

Explanation of Responses:

 (1)  These shares are held directly by the National Information Consortium Voting Trust, for which Messrs. Jeffery S. Fraser and Ross C. Hartley act as trustees, for the benefit of Mr. Brown as a direct beneficiary of the trust.
(3)  The option vests in three equal annual installments beginning on January 4, 2000.
(4)  The option vests in four equal annual installments beginning on May 22, 2000.
(5)  The option vests in four equal annual installments beginning on December 18, 2000.
(6)  The option vests in four equal annual installments beginning on June 25, 2001.
(7)  The option vests in four equal annual installments beginning on July 23, 2002.

		/s/ Richard L. Brown	03/23/03

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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